March 4, 2010

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	EnerJex Resources, Inc.
Registration Statement on Form S-1
File No. 333-163611 (the “Registration Statement”)

Dear Mr. Schwall:

We have set forth below the responses of EnerJex Resources, Inc. (“EnerJex” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated January 5, 2010.  The Company is concurrently filing via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).  The Registration Statement reflects the Company’s response to the Staff’s comment as well as certain updating information and conforming changes resulting therefrom.  For ease of reference, we reproduce below the relevant comment, and include under each comment the Company’s response.

Exhibit 5.1

1.
Comment:   We note the statement in the fifth paragraph of the legal opinion regarding the future action of the Board with respect to the authorization of a designated number of shares of common stock for issuance at a minimum price or value of consideration to be set by the Board. Please advise us whether the Board has authorized the issuance of such shares in connection with the related equity line transaction and Standby Equity Distribution Agreement. If the Board has authorized such issuance, please obtain and file a revised legal opinion that does not suggest that the Board has not provided such authorization.

Response:  The Company’s Board has approved the issuance of 90,000 shares to Paladin under the SEDA and the potential issuance of up to an additional 1,300,000 pursuant to advances under the SEDA. The revised paragraph to the legal opinion, now the sixth paragraph, reads as follows:

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
March 4, 2010

“Based on my examination described above, subject to the assumptions and limitations stated herein, and relying on the statements of fact contained in the documents that I have examined, I am of the opinion that the outstanding 90,000 shares of common stock issued to Paladin have been duly authorized and are validly issued, fully paid and non-assessable, and that, with respect to the 1,300,000 additional shares to be issued under the SEDA, when (i) the Registration Statement, as finally amended, has become effective under the Securities Act, and (iii) the SEDA Shares are issued and paid for in accordance with the terms and conditions of the SEDA, the SEDA Shares will be validly issued, fully paid and nonassessable.  It is understood that this opinion is to be used only in connection with the offer and sale of the shares of Common Stock while the Registration Statement is in effect.”

If you have any questions or comments concerning the matters discussed above, please contact me at 702-586-6436.

Respectfully submitted,

/s/ Anthony N. DeMint

Anthony N. DeMint
For the firm
DeMint Law, PLLC

cc:	Ms. Tracey L. McNeil, Securities and Exchange Commission Mr. C. Stephen Cochennet, EnerJex Resources, Inc.